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                              November 1, 2023

       Kory Wentworth
       Chief Financial Officer
       Entrada Therapeutics, Inc.
       One Design Center Place
       Suite 17-500
       Boston, MA 02210

                                                        Re: Entrada
Therapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 6, 2023
                                                            Form 10-Q for the
Six Months Ended June 30, 2023
                                                            Filed August 8,
2023
                                                            File No. 001-40969

       Dear Kory Wentworth:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period ended June 30, 2023

       Notes to Condensed Consolidated Financial Statements (Unaudited)
       13. Collaboration and License Agreements, page 23

   1. You disclose that simultaneously with the Vertex Agreement, you entered into a Stock
                                                        Purchase Agreement
whereby Vertex purchased 1,618,613 shares of your common stock for $26.3 million (or
$16.26 per share). You also disclose that $6.9 million of this amount was considered a share
premium and included in the total transaction price. Please
                                                        provide us with your
calculation of the share premium, including the quoted share price on the closing date as
well as the discount for lack of marketability assumed. Please further explain the reason for
including a discount for lack of marketability in your fair value calculation given that
the shares are publicly traded. Finally, tell us your consideration of filing the Vertex
Agreement and related Stock Purchase Agreement as exhibits.
 Kory Wentworth
Entrada Therapeutics, Inc.
November 1, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameKory Wentworth                          Sincerely,
Comapany NameEntrada Therapeutics, Inc.
                                                          Division of
Corporation Finance
November 1, 2023 Page 2                                   Office of Life
Sciences
FirstName LastName